Exhibit (a)(9)

Contact:

Madeline Hopkins
(610) 341-4357
www.sungard.com

SUNGARD COMMENCES TENDER OFFER FOR CAMINUS CORPORATION

Wayne, PA—January 29, 2003—SunGard Data Systems Inc. (NYSE:SDS) today announced that Rapid Resources Inc., a wholly owned subsidiary of SunGard, has commenced a tender offer to purchase all outstanding shares of common stock of Caminus Corporation (Nasdaq:CAMZ) for $9.00 per share. The offer and withdrawal rights are scheduled to expire at 12:00 midnight, New York City time, on Wednesday, February 26, 2003, unless the offer is extended by SunGard.

The offer is being made in accordance with the previously announced definitive agreement among SunGard, Rapid Resources and Caminus for the acquisition by SunGard of all the shares of Caminus for $9.00 per share in cash. The offer is subject to customary conditions, including the tender of a majority of the outstanding Caminus shares in the offer and the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

The offer is being made pursuant to a Tender Offer Statement on Schedule TO to be filed today by SunGard and Rapid Resources with the Securities and Exchange Commission and mailed to Caminus stockholders.

Wells Fargo Bank Minnesota, N.A. is the depositary for the tender offer, and D.F. King & Co., Inc. is the information agent for the tender offer.

Additional Information and Where to Find It

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Caminus shares. The tender offer will only be made through an offer to purchase, letter of transmittal and related tender offer materials. SunGard will file these tender offer materials with the Securities and Exchange Commission, and Caminus will file a solicitation/recommendation statement with respect to the offer. The tender offer materials and the solicitation/ recommendation statement contain important information. Stockholders of Caminus are urged to read this information carefully before making any decisions about the tender offer. The tender offer materials, certain other offer materials, and the solicitation/recommendation statement will be sent free of charge to all stockholders of Caminus. All of these materials will also be available free of charge at the SEC’s Web site at www.sec.gov or by contacting the Information Agent, D.F. King & Co., Inc., at 212-269-5550 or 800-848-3416.

About SunGard

SunGard is a global leader in integrated IT solutions for financial services. SunGard is also the pioneer and leading provider of information availability services. SunGard serves more than 20,000 clients in over 50 countries, including 47 of the world’s 50 largest financial services institutions. SunGard (NYSE:SDS) is a member of the S&P 500 and has annual revenues of $2 billion. Visit SunGard at www.sungard.com.

“Safe Harbor” Statement under Private Securities Litigation Reform Act of 1995

Statements about the expected effects on SunGard of the acquisition of Caminus, statements about the expected timing and scope of the acquisition, and all other statements in this release other than historical facts are forward-looking statements. Forward-looking statements include information about possible or assumed future financial results and usually contain words such as “believes,” “intends,” “expects,” “anticipates,” or similar expressions. These statements are subject to risks and uncertainties that may change at any time, and, therefore, actual results may differ materially from expected results due to a variety of factors, including but not limited to, the satisfaction of the conditions to closing of the offer, and SunGard’s ability to successfully integrate Caminus’s operations and employees, as well as the additional factors discussed below and in SunGard’s annual report on Form 10-K for the year ended December 31, 2001.

SunGard derives most of its forward-looking statements from its operating budgets and forecasts, which are based upon many detailed assumptions. While SunGard believes that its assumptions are reasonable, it cautions that there are inherent difficulties in predicting certain important factors, such as: the effect of the slowdown in the domestic and global economies on information technology spending levels and processing revenues; the ramifications of the events of September 11, 2001; the timing and magnitude of software sales; the timing and scope of technological advances, including those resulting in more alternatives for high-availability services; the integration and performance of acquired businesses, including the availability services businesses of Comdisco, Inc., acquired on November 15, 2001, and of Guardian iT plc, acquired on July 1, 2002; the prospects for future acquisitions; the ability to attract and retain customers and key personnel; and the overall condition of the financial services industry. SunGard may not be able to complete the Caminus acquisition on the terms summarized above or other acceptable terms, or at all, due to a number of factors, including the failure to obtain either regulatory approval or sufficient acceptances of SunGard’s offer by Caminus’s stockholders. The factors described in this paragraph and other factors that may affect SunGard or its ability to complete acquisitions and realize the expected benefits of acquisitions, as and when applicable, are discussed in SunGard’s filings with the Securities and Exchange Commission, including its Form 10-K for the year ended December 31, 2001, a copy of which may be obtained from SunGard without charge.

Trademark Information: SunGard and the SunGard logo are trademarks or registered trademarks of SunGard Data Systems Inc. or its subsidiaries in the U.S. and other countries. All other trade names are trademarks or registered trademarks of their respective holders.

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